Exhibit 21.1

INTERNATIONAL ALUMINUM CORPORATION

SUBSIDIARIES

The following is a list of the significant subsidiaries of the Registrant and the jurisdiction under which each is organized.  The Company owns 100 percent of the voting securities of each such subsidiary.

Jurisdiction
Of
Name Of Subsidiary	Organization

International Window Corporation	California
General Window Corporation*	California
International Window-Arizona, Inc.	California
United States Aluminum Corporation	California
United States Aluminum Corporation-Illinois	California
United States Aluminum Corporation-Texas	Texas
United States Aluminum Corporation-Carolina	California
United States Aluminum Of Canada-British Columbia Ltd.	Canada
United States Aluminum Of Canada-Ontario Ltd.	Canada
Raco Interior Products, Inc.	Texas
International Extrusion Corporation	California
International Extrusion Corporation-Texas	California

* dba International Window-Northern California